11016392

FEB 2 5 2011
WASH, D.C. 189 SECTION ...SSING

7/9 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apple Lane Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main St
(No. and Street)

Lancaster (City) MA (State) 01523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degan
(Name – *if individual, state last, first, middle name*)

95A Turnpike Rd (Address) Westboro (City) MA (State) 01581 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dayna Gant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group LLC, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

2/23/11

Notary Public

CRAIG WEXLER
Notary Public, State of New York
No. 01WE6071493
Qualified in New York County
Commission Expires March 18, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Apple Lane Group, LLC

Financial Statements as of and for the Year Ended December 31, 2010 and Independent Auditors' Report

APPLE LANE GROUP, LLC

TABLE OF CONTENTS

STOWE & DEGON LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2011
WASH, D.C. 189 SECTION

INDEPENDENT AUDITORS' REPORT

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

We have audited the accompanying statement of financial condition of Apple Lane Group, LLC ("the Company") as of December 31, 2010 and the related statements of operations, member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apple Lane Group, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stowe & Degon LLC

February 12, 2011

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701

APPLE LANE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	17,426
Prepaid expenses and other current assets		1,189
Office and computer equipment, at cost, net of accumulated depreciation of $33,592		5,129
Total assets	$	23,744

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	1,250
Member's Capital		22,494
Total liabilities and member's capital	$	23,744

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	$ 1,373,100
OPERATING EXPENSES:	
Commissions	1,109,548
Broker dealer costs	3,825
Professional fees	15,639
Travel	24,805
Other operating expenses	22,356
Total operating expenses	1,176,173
INCOME FROM OPERATIONS	196,927
INTEREST INCOME	70
NET INCOME	$ 196,997

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBER'S CAPITAL, BEGINNING OF YEAR	$	26,243
NET INCOME		196,997
MEMBER DISTRIBUTIONS		(200,746)
MEMBER'S CAPITAL, END OF YEAR	$	22,494

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 196,997
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,518
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	(105)
Accounts payable and accrued expenses	(3,375)
Net cash provided by operating activities	197,035
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(200,746)
NET DECREASE IN CASH	(3,711)
CASH, BEGINNING OF YEAR	21,137
CASH, END OF YEAR	$ 17,426

See notes to financial statements.

1. NATURE OF BUSINESS

Apple Lane Group, LLC ("the Company") was formed as a Massachusetts Limited Liability Company on November 13, 2003 and became a FINRA registered broker / dealer on June 1, 2004. The Company provides consulting services to senior level management of business entities and acts as a placement agent in the issuance of private placement securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The Company receives private placement and consulting fees from a limited number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured.

Office and Computer Equipment – Office and computer equipment are stated at cost. Major additions are capitalized, while repairs and maintenance are charged to expense. Assets are depreciated using the straight-line method over the estimated useful lives of the applicable assets.

Income Taxes – The Company is organized as a single member limited liability company and is not subject to federal or state income taxes. Income is taxable to the individual member. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2010 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company is subject to audit by the IRS for tax periods commencing January 1, 2007.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events - The Company has evaluated all subsequent events through February 12, 2011, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2010 the Company had net capital of $16,176, which was $11,176 in excess of its required net capital of $5,000. The Company's net capital ratio was .08 to 1.

4. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private equity funds and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * *

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

MEMBER'S CAPITAL	$	22,494
LESS NON-ALLOWABLE ASSETS:		
Prepaid expenses and other current assets		1,189
Office and computer equipment, net		5,129
Net capital	$	16,176
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	1,250
Total aggregate indebtedness	$	1,250
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
Excess net capital	$	11,176
Ratio: aggregate indebtedness to net capital		0.08

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2010)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	$	16,176
NET AUDIT ADJUSTMENTS		-
NET CAPITAL PER ABOVE	$	16,176

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17(a)-5(g)(1)

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

In planning and performing our audit of the financial statements of Apple Lane Group, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, , and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

February 12, 2010

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Apple Lane Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Apple Lane Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Apple Lane Group, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

February 12, 2011

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701

STOWE & DEGON LLC
95A TURNPIKE ROAD
WESTBOROUGH, MA 01581
(508) 983-6700
FAX (508) 983-6701